SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 04, 2006

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 495 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 03, 2006, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced that Standard & Poor's raised its corporate governance score (CGS) on the Company to "CGS-6.2" on the Russia national scale. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2006	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced that Standard & Poor's raised its corporate governance score (CGS) on the Company to "CGS-6.2" on the Russia national scale.

Exhibit 99

PRESS RELEASE

STANDARD & POOR'S RAISES ROSTELECOM'S CORPORATE GOVERNANCE SCORE TO "CGS-6.2"

Moscow - May 03, 2006 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP ), Russia's national long-distance telecommunications operator, today announced that Standard & Poor's raised its corporate governance score (CGS) on the Company to "CGS-6.2" on the Russia national scale. The global scale CGS was also affirmed at "CGS-6".

The overall CGS on Rostelecom is the result of several component scores on global and Russia national scales of 1 (low) to 10 (high). According to the Company's last year results, both the global scale score (shown first below) and the Russian national scale score (shown second) on ownership structure and external influence were a bit lowered from 5/5.3 to 5/5.2. The scores on shareholder rights and stakeholder relations were also reduced from 7+/7.5 to 7/7.3. The scores on transparency, disclosure and audit remained unchanged at 6+/6.9, while the improvements made on the Company's Board structure and effectiveness let S&P to raise its scores from 5+/5.7 to 5+/5.9.

Standard & Poor's recognized Rostelecom's transparency, the creation of the Corporate Secretary, active contribution made by the Committees of the Board of Directors, especially the Audit Committee, and adoption of the sound executive compensation plan. The Company's improvements in corporate governance to conform with international best practices and requirements were also among the positive factors cited by S&P.

***

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S.Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact:

Rostelecom IR and PR Department
Tel.: +7 495 973 9920
Fax: +7 495 973 9977
E-mail: rostelecom@rostelecom.ru